UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December  31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 292,316,387

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 292,316,387

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,316,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 292,316,387 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 292,316,387 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,316,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.7%

14.	Type of Reporting Person (See Instructions) OO

(1)	Owned directly by Phoenix Venture Fund LLC (“Phoenix”). SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix.

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,729,128

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,729,065

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,729,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons Michael W. Engmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,708,865

	8.	Shared Voting Power 26,324,237 (2)

	9.	Sole Dispositive Power 39,708,865

	10.	Shared Dispositive Power 26,324,237 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,033,102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions) IN, HC

(2)

Includes 6,102,863 shares owned directly by Kendu Partners Company (“Kendu”) and 20,221,374 shares owned directly by MDNH Partners L.P. (“MDNH”).  Mr. Engmann is the general partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH.  Mr. Engmann has voting and dispositive power over both Kendu and MDNH. Mr. Engmann disclaims any beneficial ownership of the securities owned by MDNH, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 20338K106

1.	Names of Reporting Persons Kendu Partners Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,102,863

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,102,863

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,102,863

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20338K106

1.	Names of Reporting Persons MDNH Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	20,221,374

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,221,374

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,221,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Communication Intelligence Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

Item 2.	Identity and Background

This Amendment No. 1 (this “Statement”) filed pursuant to a Joint Filing Agreement (which is attached as Exhibit 1 and incorporated by reference herein), by Phoenix, SGPV, SG Phoenix LLC (“ SG Phoenix”), Michael Engmann, Kendu and MDNH (the “Reporting Persons”), amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D which was jointly filed by the Reporting Persons on August 31, 2010.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following:

On December 9, 2010, Communication Intelligence Corp. (the “Issuer”) entered into a securities purchase agreement (the “Purchase Agreement) with Phoenix, Mr. Engmann, MDNH and other parties (each an “Investor,” and, collectively, the “Investors”) relating to the sale and issuance to the Investors by the Issuer of approximately 2,200,000 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and warrants to purchase shares of the Issuer’s Common Stock (the sale of shares of Series C Preferred Stock and the issuance of warrants to purchase shares of Common Stock is referred to collectively herein as the “Financing”).  Pursuant to the Purchase Agreement, the Issuer and the Investors agreed, subject to the terms thereof, that the Issuer will (1) issue and sell and the Investors will purchase for cash in a private placement 2,210,500 shares of Series C Preferred Stock at a purchase price of $1.00 per share, and (2) issue to each Investor a three-year warrant to purchase a number of shares of Common Stock equal to the total number of shares of Series C Preferred Stock purchased by such Investor divided by 0.225 at an exercise price of $0.0225 per share.  The Series C Preferred Stock issued in connection with the Financing is convertible at any time, at the holder’s election, into shares of Common Stock at a conversion price of $0.0225 per share, subject to adjustment for stock dividends, splits, combinations and similar events. The Financing was consummated on December 31, 2010. Phoenix, Mr. Engmann and MDNH purchased 1,200,000 shares, 100,000 shares and 100,000 shares, respectively, of Series C Preferred Stock and received warrants to purchase 53,333,333 shares, 4,444,444 shares and 4,444,444 shares, respectively, of Common Stock in connection with the consummation.

Under the terms of a registration rights agreement entered into in connection with the closing of the Financing, the Issuer is obligated to file a registration statement on the appropriate form with the Securities and Exchange Commission within 45 days of written notice from holders of at least one-third of the outstanding shares of Series B Preferred Stock, provided that the fair market value of the Common Stock to be registered pursuant to the demand equals at least $1,000,000.  The Issuer is obligated to use its best efforts to cause the registration statement to be declared effective and will bear all expenses incurred in preparation and filing of the registration statement.  The holders of Series C Preferred Stock have up to three demand registrations on Form S-1 or any successor thereof and up to four demand registrations on Form S-3 or any successor thereof.  In addition, holders of Series C Preferred Stock have piggy-back registration rights pursuant to which they may include registrable securities held by them in any subsequent registration of securities by the Issuer, subject to certain conditions.

On December 31, 2010, SG Phoenix LLC received a three-year warrant to purchase 4,912,222 shares of the Issuer’s Common Stock at an exercise price of $0.0225 per share as part of the compensation it received for providing administrative services in connection with Financing. SG Phoenix is an affiliate of Phoenix.

The foregoing summary of the transactions contemplated by the Purchase Agreement and the registration rights agreement is qualified in its entirety by reference to the copies of the Purchase Agreement and the Registration Rights Agreement included as Exhibits E and F to this Statement and incorporated by reference herein.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented to include the following:

See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

Except as set forth in this Statement, neither Phoenix, SGPV, SG Phoenix, Mr. Engmann, Kendu nor MDNH presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 292,316,387 shares of Common Stock representing approximately 69.7% of the outstanding shares of Common Stock.

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 292,316,387 shares of Common Stock representing approximately 69.7% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the 292,316,387 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

SG Phoenix, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 11,729,128 shares of Common Stock representing approximately 5.8% of the outstanding shares of Common Stock.

Mr. Engmann, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 66,033,102 shares of Common Stock representing approximately 26.5% of the outstanding shares of Common Stock.  Mr. Engmann is the general partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH.  Mr. Engmann disclaims any beneficial ownership of the 20,221,374 shares of Common Stock held by MDNH, except to the extent of his pecuniary interest, if any, in such shares. Mr. Engmann has voting and dispositive power over both Kendu and MDNH.

Kendu, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 6,102,863 shares of Common Stock representing approximately 3.1% of the outstanding shares of Common Stock.

MDNH, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 20,221,374 shares of Common Stock representing approximately 9.5% of the outstanding shares of Common Stock.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 292,316,387 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 292,316,387 shares of Common Stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 11,729,128 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

Mr. Engmann has the sole power to vote and the sole power to dispose of 39,708,865 shares of Common Stock and has the shared power to vote and the shared power to dispose of 26,324,237 shares of Common Stock.

Kendu has the sole power to vote and the sole power to dispose of 6,102,863 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

MDNH has the sole power to vote and the sole power to dispose of 20,221,374 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

(c)  See the information with respect to the acquisition by Phoenix, Mr. Engmann, and MDNH, as set forth in Item 3, which is hereby incorporated by reference.

(d)  Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Phoenix, Mr. Engmann and MDNH are parties to the following agreements with respect to securities of the Issuer:

1.               Securities Purchase Agreement, dated December 9, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

2.               Registration Rights Agreement, dated December 31, 2010, by and among the Issuer and the persons executing the agreement as investors.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement

Exhibit E — Securities Purchase Agreement, dated December 9, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

Exhibit F — Registration Rights Agreement, December 31, 2010, by and among the Issuer and the persons executing the agreement as investors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

POWER OF ATTORNEY

Each person whose signature appears below on this Schedule 13D hereby constitutes and appoints each of Philip S. Sassower and Andrea Goren, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: January 4, 2011	PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

Dated: January 4, 2011	SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

Dated: January 4, 2011	SG PHOENIX LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Member

Dated: January 4, 2011	MICHAEL ENGMANN

/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Attorney-in-fact

Dated: January 4, 2011	KENDU PARTNERS COMPANY

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Attorney-in-fact

Dated: January 4, 2011	MDNH PARTNERS L.P.

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Attorney-in-fact